Exhibit 99.1
HUMAN RESOURCES INITIATIVES
New York, November 18, 2008 — Melco Crown Entertainment Limited (NASDAQ: MPEL) (“MPEL”) announced that it will be implementing certain initiatives with respect to its human resources at Crown Macau, its premier Asian VIP casino hotel in Macau.
MPEL’s City of Dreams project is on track to open during the first half of next year creating approximately 7,000 new job opportunities. The development project is on time and is expected to be the only major new employer to open in Macau next year.
It is broadly reported that the Macau gaming industry is currently facing some headwinds to its recent pace of growth, as the broader economy works to catch up with the gaming sector’s rapid expansion over the past few years, and MPEL’s business operations are not immune.
MPEL has a forward development plan as one of six licensed casino operators in Macau (through its wholly owned subsidiary, Melco Crown Gaming (Macau) Limited) that is long-term, differentiated and sustainable. It is our belief that our employees are the single most important ingredient to delivering our future success. Consequently, MPEL has taken and will continue to take every viable measure available to it to protect the long-term job prospects of its staff members and avoid large scale redundancies.
In seeking to do this, MPEL has sought to establish innovative and flexible working arrangements for Crown Macau and to place significant emphasis on additional training opportunities for its staff members, which is intended to fast track career opportunities within MPEL.
An example is a five month MPEL “Fast Track” promotional program jointly organized with the Macau University of Science and Technology, for local pit supervisors and dealers. During this training program, enrolled staff members continue to receive full pay for part time work and are entitled to receive a training subsidy equivalent to 50% of pay during course days. Enrolled staff who successfully complete the program are guaranteed a promotion at City of Dreams or Crown Macau. This is not a cost saving initiative as has been characterised by some, but is representative of MPEL’s commitment to develop local management through the increased allocation of resources into the training of local staff members committed to investing in their own careers within MPEL. MPEL has previously stated its aim to have over 50% of its senior management positions held by local Macau people within the next three years.
In implementing these initiatives MPEL’s objective is to safeguard the jobs of over 5,000 staff members.
MPEL has sought to clearly communicate these initiatives to its staff members, and management is satisfied that the majority of the feedback has been positive and supportive of the needs for a collective and unified effort from all members of MPEL. It is clear from these discussions that the priority of all staff members is to seek to preserve all jobs given the current tough prevailing market conditions.
MPEL applauds the positive support it has received from its staff members across its operations and will continue to actively engage in dialogue with its staff members.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. MPEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MPEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on April 9, 2008 and other documents filed with the Securities and Exchange Commission. MPEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and MPEL undertakes no duty to update such information, except as required under applicable law.
About Melco Crown Entertainment Limited
MPEL, a NASDAQ listed company, is a developer, owner and, through its sub-concession holding company, an operator of casino gaming and entertainment casino resort facilities in Macau. Its first property, Crown Macau (www.crown-macau.com), opened in 2007. Other development projects include City of Dreams, an integrated urban casino resort located in Cotai, Macau. MPEL’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,100 gaming machines in seven locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. MPEL has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about MPEL, please visit www.melco-crown.com.
MPEL has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman and the CEO of MPEL. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also Co-Chairman and a Director of MPEL.
Investor Inquiries:
Geoffrey Davis, CFA
Senior Vice President, Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com